Powin Corporation

6975 SW Sandburg Road, Ste. 326
Tigard, OR 97223

March 29, 2010

United States Securities and Exchange Commission

Attn: Mr. Edward M. Kelly, Senior Counsel, and Mr. Jay E. Ingram, Legal Branch Chief

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:

Powin Corporation

Pre-effective Amendment 7 to Registration Statement on Form S-1

Filed March 23, 2010

  File No. 333-160930

 Dear Mr. Kelly and Mr. Ingram:

We are writing in response to your comment letter dated February 16, 2010 regarding the above referenced registration statement.  Our responses to your comments follow each of the comments below.

Executive Compensation, page 31

1.

Please clarify what you mean in footnote (1) to the stock awards column when you state that the value of the stock awards matches the amounts used in the audited financials.

RESPONSE: The previously filed numbers in the S-1 were not in accordance with US GAAP as the financial statements have been prepared using the fair value of the stock awards on the grant date, which is incompliance with SFAS 123-R, Share Based Payments (or currently ASC 718-20). The Company identified the error in the last review of the S-1 and wanted to amend the filing so it was not misleading to existing and future investors.

Exhibit 16.1

2.

Please revise to include the letter from your former accountants.

RESPONSE: The letter from our former accountant has been updated and is included as Exhibit 16.1.

Jay E. Ingram

Edward M. Kelly

Securities and Exchange Commission

Exhibit 23

3.

Please revise your registration statement to include a consent from your independent registered public accounting firm.

RESPONSE: The consent from our former accountant has been updated and is included as Exhibit 23.

Closing

We trust that the above analysis is satisfactory to you.  Please feel free to contact our legal counsel, Vincent & Rees, L.C. at (801)303-5730 with any questions or concerns.

Sincerely,

Powin Corporation

By:   /s/ Joseph Lu

Joseph Lu, Chairman and CEO